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                             April 7, 2021

       Michael Favet
       President and Chief Executive Officer
       NeuroPace, Inc.
       455 N. Bernardo Avenue
       Mountain View, CA 94043

                                                        Re: NeuroPace, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 24,
2021
                                                            File No. 333-254663

       Dear Mr. Favet:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed on March 24, 2021

       Management, page 145

   1. We note from the footnote to the table that Messrs. Gupta and Kassar will resign effective immediately prior to
the effectiveness of the registration statement. Please revise your disclosure on page 148
to clarify how this will affect the terms of the Voting
                                                        Agreement in relation
to the election of directors.
       Note 9. Stock Option Plans , page F-24

   2. We note your response to comment 13. Please explain to us in detail the facts and circumstances that led
to the change in the fair value of your common stock being valued at $14 to $22 in fiscal
2019 to $.30 per share on November 30, 2020.
 Michael Favet
NeuroPace, Inc.
April 7, 2021
Page 2
Exhibits

3. Please refile the exhibits from which you have redacted information pursuant to Item
      601(b)(10)(iv) to provide the prominent statement on the first page of each, as required by the second sentence of Item 601(b)(10)(iv).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at (202) 551-3639 or Angela Connell at
(202) 551-3426 if
you have questions regarding our comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Favet
                                                           Division of
Corporation Finance
Comapany NameNeuroPace, Inc.
                                                           Office of Life
Sciences
April 7, 2021 Page 2
cc:       Mark Weeks, Esq.
FirstName LastName